Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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File pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 (212) 492-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Eaton Vance Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statement, the financial statement comprises significant related parties transactions and is not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Deloitte + Touche LLP

February 23, 2024

We have served as the Company's auditor since 1994.

EATON VANCE DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023
(In thousands of dollars, except share data)

Assets		
Cash	$	234,115
Receivables:		
Distribution and shareholder servicing fees		35,459
Affiliates		56
Deferred commission asset (net of accumulated amortization of $121,091)		69,949
Other assets		1,388
Total assets	$	**340,967**
Liabilities		
Accrued compensation and benefits	$	36,800
Payables:		
Broker, dealers and clearing organizations		45,058
Affiliates		31,912
Other		4,005
Deferred income - net		121,406
Deferred income taxes		13,687
Total liabilities		**252,868**
Stockholder's equity		
Common stock ($1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding)		20
Additional paid-in capital		72,442
Retained earnings		15,637
Total stockholder's equity		**88,099**
Total liabilities and stockholder's equity	$	**340,967**

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

1. Introduction and Basis of Presentation

The Company

Eaton Vance Distributors, Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley Capital Management LLC ("MSCM") (the "Parent") which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent").

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is the principal underwriter and distributor of sponsored mutual funds and alternative products (collectively, the "funds") managed by various subsidiaries of Morgan Stanley. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds, and acts as distributor for sponsored separately managed accounts sold through financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other amounts that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the Company's statement of financial condition through the date the statement of financial condition was issued and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

The Company has no financial instruments measured at fair value at December 31, 2023. The Company is required to disclose the fair value of certain financial instruments not measured at fair value on the statement of financial condition (see Note 4). A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash

Cash consists of funds deposited with financial institutions.

Deferred Commission Assets - Net

Sales commission such as front-end selling/offering distribution costs paid by the Company in connection with the sale of certain classes of shares of the Firm fund products, are accounted for as deferred commission assets ('DCA"). The Company periodically tests DCA for recoverability based on cash flow expected to be received in future periods. There was no impairment of the Company's DCA at December 31, 2023.

Deferred Income - Net

The Company has a purchase and sale agreement with an affiliate, Eaton Vance Management, whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to certain future distribution fee and contingent deferred sales charge revenue. Sales proceeds received under the agreement are initially recognized as deferred income and subsequently amortized to affiliates payables on the statement of financial condition using the unit-of-revenue method over the period the Company expects to collect future revenues sold, which does not exceed ten years from sale. See Note 3 for additional information.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

Deferred Compensation Plans

Certain current and former employees of the Company and its affiliates participate in various deferred stock-based and cash-based compensation plans.

The Company measures compensation for stock-based awards at fair value. The Company determines the fair value of Restricted Stock Units ("RSUs") based on the grant-date fair value of its common stock of the Ultimate Parent, measured as the volume-weighted average price ("VWAP") on the date of grant.

Accounting Development Updates

The Financial Accounting Standards Board has issued certain accounting updates that apply to the Company. Accounting updates not listed below were determined to be either not applicable or to not have a material impact on the Company's statement of financial condition upon adoption.

The Company is currently evaluating the following accounting updates; however, the Company does not expect a material impact upon adoption:

Income Tax Disclosures. This accounting update requires disclosure of additional information in relation to income taxes, including additional disaggregation of the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items; and (2) providing additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). For income taxes paid, this update requires disclosure of information, including (1) the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes; and (2) the amount of income taxes paid (net of refunds received), disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Additionally, the update requires disclosure of (1) income (or loss) before income taxes, disaggregated between domestic and foreign; and (2) income taxes disaggregated by federal, state and foreign. The accounting update is effective for annual periods beginning January 1, 2025, with early adoption permitted.

Segment Reporting. This accounting update requires additional reportable segment disclosures on an annual and interim basis. This update does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments. The accounting update is effective for fiscal years beginning January 1, 2024, and interim periods within fiscal years beginning January 1, 2025, with early adoption permitted.

3. Related Party Transactions

The Company has agreements with affiliates for various activities, including a Tax Sharing Agreement with the Ultimate Parent as described in Note 9, and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. Negotiations may result in changes to methodologies or inputs that could have an impact on the Company's statement of financial condition in the future.

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to future distribution fee and contingent deferred sales charge revenue related to certain classes of Eaton Vance mutual fund shares that do not have a front-end load in which it incurs up-front commission costs in connection with the sale of such shares. The sale price of these future revenues which is calculated and paid monthly, is equal to the amount of up-front commission costs incurred (and initially recognized as

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

a deferred commission asset) during the period. For the year ended December 31, 2023, the Company initially recognized sale proceeds under this agreement of $21,786 as deferred income. During this same period, the Company amortized deferred income of $24,006, to affiliates payable on the statement of financial condition.

The Company has a support service agreement with RIAs whereby the RIAs compensate the Company for providing services with respect to serving as the principal underwriter and distributor of the funds managed by various affiliates of Morgan Stanley, the ultimate parent company of each of the RIAs. The Company also serves as a placement agent for certain Morgan Stanley private investment funds and refers clients to the RIAs with respect to the separately managed account strategies they offer. For its services, the Company is reimbursed by the RIAs at cost plus 15% mark-up for distribution administration support services and at cost for distribution and selling support services and residual net distribution income/loss on a monthly basis.

The Company has arrangements with an affiliated broker dealer, Morgan Stanley Smith Barney LLC ("MSSB"), who provides various services to sponsored mutual funds customers, including distribution and shareholder services as described further in Note 2.

The Company has an agreement with an affiliated service entity, Morgan Stanley Services Group Inc. ("MSSG"), in which MSSG agrees to provide the Company with certain services including infrastructure group support, information processing, communications, occupancy and equipment, and marketing and business development.

The Company participates in various deferred stock-based and cash-based compensation plans sponsored by the Ultimate Parent for the benefit of certain current and former employees, as described in Note 2. Additionally, the Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in Accrued compensation and benefits within the statement of financial condition.

	At December 31, 2023
Asset and receivables from affiliated companies:	
Receivables - Affiliates	$ 56
Liabilities and payables to affiliated companies:	
Deferred income - net	$ 121,406
Accrued compensation and benefits	13,713
Payables - Affiliates	31,912

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

4. Financial Instruments Not Measured at Fair Value

| | | At December 31, 2023 | | | |
| | Carrying Value | Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	$ 234,115	234,115	—	—	234,115
Distribution and shareholder servicing fees receivables	35,459	—	35,459	—	35,459
Receivables - Affiliates	56	—	56	—	56
Financial liabilities					
Accrued compensation and benefits	$ 5,664	—	5,664	—	5,664
Brokers, dealers and clearing organizations	45,058	—	45,058	—	45,058
Payables - Affiliates	31,912	—	31,912	—	31,912
Other payables	2,620	—	2,620	—	2,620

The previous table excludes all non-financial assets and liabilities.

5. Commitments and Contingencies

Commitments

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

Legal

The Company is subject to various legal proceedings. The Company does not believe, based on current knowledge and after consultations with counsel, that the ultimate resolution of these matters will have a material adverse effect on the statement of financial condition of the Company.

6. Employee Stock-Based Compensation Plans

Certain current and former employees of the Company participate in the Ultimate Parent's stock-based compensation plans.

Under group chargeback arrangements, the Company has agreed to reimburse the Ultimate Parent for the fair value of RSUs based on the award fair value on the Morgan Stanley grant date.

Restricted Stock Units

RSUs are subject to vesting over time, generally one to three years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant. Certain awards provide the Ultimate Parent discretion to claw back or

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

cancel all or a portion of the award under specified circumstances.

7. Employee Benefit Plans

Morgan Stanley 401(k) Plan

Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Firm. In 2023, the Company matched eligible employee contributions up to the IRS limit at 4% or 5% up to a certain compensation level. Eligible employees with eligible pay less than or equal to $100 also received a fixed contribution equal to 2% of eligible pay. Contributions are invested among available funds according to each participant's investment direction.

8. Risk Management

The Company is a limited purpose broker-dealer, serving as the principal underwriter and distributor of sponsored mutual funds and alternative products managed by various subsidiaries of Morgan Stanley; as a placement agent for certain Morgan Stanley private investment funds; and as a distributor for sponsored separately managed accounts sold through financial intermediaries. Due the nature of the Company's business activities, it has minimal market, credit, liquidity, or operational risk exposures and is generally subject to the Firm's enterprise risk management framework as described below.

Management believes effective risk management is vital to the success of the Firm's business activities. Accordingly, the Firm has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions.

The cornerstone of the Firm's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Firm's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Firm's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Firm to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company has state net operating loss carryforwards of $141 of which a deferred tax asset was recorded at December 31, 2023. These carryforwards are subject to annual limitations on utilization, with the earliest expiration beginning 2036, if not utilized. The Company believes the recognized deferred tax asset of $141 at December 31, 2023, is more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

EATON VANCE DISTRIBUTORS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2023
(In thousands of dollars, except where noted)

The Company is subject to the income tax laws of the U.S., its states and municipalities in which the Company has business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws and make estimates about certain items affecting taxable income when determining the provision for income taxes in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Firm's effective tax rate over the next 12 months.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2015
Various States	Varies - earliest being 2017

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the Internal Revenue Service and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the statement of financial condition

10. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $100 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2023, the Company had Net Capital of $80,149, which was $64,204 in excess of its required minimum net capital of $15,945.

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) participating in distributions of securities. The Company has met the exemption conditions of provision 17 C.F.R. § 240.15c3-3(k)(2)(i) and Footnote 74 throughout the year ended December 31, 2023 without exception.

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